SEVERN TRENT
ENVIRONMENTAL LEADERSHIP

25 September 2006

RECEIVED

2006 OCT 16 P 12:17

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Severn Trent Plc
2297 Coventry Road
Birmingham B26 3PU

Tel 0121 722 4000
Fax 0121 722 4800
www.severntrent.com

Direct Line 44 121 722 4935
Direct Fax 44 121 722 4290
Our Ref GLK

Securities & Exchange Commission
Office of International Corporation Finance
450 Fifth Street
Stop 3-2
Washington, DC 20549
USA



06017619

SUPPL

Dear Sir/Madam

In reference to **File Number 082-02819**, the following Stock Exchange Announcement was released today:

'Disposal'.

Yours faithfully

Gemma Knowles
Assistant Company Secretary

Encl.

PROCESSED
OCT 26 2006
THOMSON
FINANCIAL

T:\Secretariat\Co Sec Department\Stock Exchange\Announcements\SEC Notification\2006\ZM- SEC -Disposal - 25Sept06.doc

Registered in England & Wales
Registration No. 2366619
Registered Office:
2297 Coventry Road Birmingham B26 3PU

SALE OF SEVERN TRENT LABORATORIES (US)

Severn Trent Plc announces today the sale of its US analytical environmental testing firm Severn Trent Laboratories (STL) to TestAmerica Holdings, an affiliate of H.I.G. Capital, for a cash consideration of approximately £85 million.

The transaction is subject to US regulatory approval and is expected to be completed by the end of December 2006. STL UK will remain part of the Severn Trent group.

Mr Colin Matthews, Group Chief Executive, said "We announced in June that following our decision to demerge Biffa we wanted to concentrate on water. Therefore STL US was no longer regarded as core. Today's announcement continues our strategic drive to create value through a focus on water."

STL Chief Executive Officer Rachel Brydon Jannetta will remain with STL US and resign from the Severn Trent Plc Board on completion of the deal.

For further information contact:

Peter Gavan	02476 656114
Director of Corporate Affairs	07901 517447
Jonathan Davies	
Head of Investor Relations	0121 722 4295
David Trenchard	
Tulchan Communications Group	020 7353 4200